Exhibit 99.1

4Front Hires Chief Human Performance Officer to Drive Leadership and Employee Development

Alicia Mandel brings 30+ years of experience in developing scalable talent-development programs for organizations such as American Express, University of Phoenix, and the U.S. Olympic Committee

VANCOUVER and PHOENIX, AZ, Oct. 15, 2019 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") has hired Alicia Mandel as 4Front's first Chief Human Performance Officer. Her addition to the team furthers 4Front's commitment to developing high-caliber talent and attracting the best people from within and outside the cannabis industry.

"I'm very excited about welcoming Alicia into the 4Front family," 4Front CEO Josh Rosen said. "I know executives who have gone through her leadership development program and, after reaching out to her, it quickly became clear we have a shared belief in what developing great talent means. 4Front will benefit immensely from her innovative thinking on what effective leadership looks like and her experience building scalable talent infrastructure for organizations such as Citi and the U.S. Olympic Committee."

Ms. Mandel comes to 4Front with three decades of corporate training and employee engagement experience. She has held positions at American Express, Apollo Education Group/University of Phoenix, the U.S. Olympic Committee, and Citi, among others. As a consultant, she's also worked with companies such as Oracle, Adobe, Nike, and Microsoft, on executive coaching, team development, and helping align a company's people strategy with its business strategy.

"While my consulting business was growing strong, I couldn't pass up the opportunity to build an industry-leading executive and employee development program at a company that's blazing a trail in a brand new industry," Ms. Mandel said. "I look forward to developing 4Front's leadership capacity and helping build a strong and deep bench of talent, as well as driving an intentional culture that will create an environment where people can succeed as they propel the organization towards its business objectives."

Alicia Mandel's Bio
Ms. Mandel spent the first 17 years of her career in New York City working for two large financial organizations and learning "the right way and the wrong way to do things," she says. She began her career at what was then Citibank, becoming one of the first employees in the bank's new corporate training department. As Citi's Manager of Learning and Development, she helped develop the bank's training capabilities to support talent development across its global footprint. Following Citi, she spent 10 years at American Express in a variety of HR roles across business functions, eventually earning the title of Director of Employee Engagement. Later, the U.S. Olympic Committee hired her to build "Olympic University," which was an internal and external learning and leadership development program designed to build leadership skills across the committee and all of the sports' national governing bodies. Having successfully developed that program, she was asked to join the USOC full-time as its Acting Chief Human Resources Officer. She also has experience working for a high-growth startup, spending three years building a scalable talent infrastructure for Asurion, which grew from 500 employees to 5,000 while she was there. More recently, Ms. Mandel served as Chief Learning Officer for Apollo Education Group, the for-profit education company most well-known for the University of Phoenix. She's also a successful business owner, having co-founded Medius Advisory Group in 2016 to provide corporate clients with leadership training and team development services. Her clients have included Adobe, Microsoft, Nike, and Oracle. Ms. Mandel lives in Phoenix.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact, Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 07:45e 15-OCT-19